ACTION BY UNANIMOUS WRITTEN CONSENT OF BOARD OF DIRECTORS OF ROCKFORD OIL CORP.

May 1,2012

The undersigned, who represent all of the members of the Board of Directors of Rockford Oil Corp., a Nevada corporation ("Company"), take the following actions by their unanimous written consent pursuant to Nevada Revised States 78.315 and Article II, Section 4 of the Bylaws of the Corporation:

WHEREAS the Director of the Company has not been compensated for his work as Director;

then

BE IT RESOLVED THAT: the Board of Directors believes that it is in the best interest of the Company to compensate its sole director, Kevin M. Murphy at a rate of $2,000 USD per month. The agreement will be for a term of 12 months commencing the 1st day of May,

2012. The agreement will be automatically renewed for another 12 months unless notification of termination is received by either party 30 days in advance.

APPROVED

/s/ Kevin M. Murphy

Kevin M. Murphy

President/Director